UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

CALIFORNIA RESOURCES CORPORATION
(Name of Issuer)

Common Shares, $0.01 par value per share
(Title of Class of Securities)
13057Q305*
(CUSIP)
George Travers
GoldenTree Asset Management LP
300 Park Avenue, 21st Floor
New York, New York 10022
(212) 847-3500
(Name, address and telephone number of person authorized to receive notices and communications)

October 27, 2020
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q305	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON GoldenTree Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,914,491 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,914,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,914,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (2)
14	TYPE OF REPORTING PERSON IA, PN

(1)
Represents (i) 19,438,920 common shares, $0.01par value per share “Common Shares”) of the Issuer, and (ii) 475,571 Common Shares that would result from the exercise of 475,571 warrants of the Issuer entitling the holder thereof to purchase one Common Share at an exercise price of $36.01 per share (the “Warrants”).

(2)	Based on 83,319,721 Common Shares outstanding, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2020 (the “Form 10-Q”).

CUSIP No. 13057Q305	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON GoldenTree Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,914,491 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,914,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,914,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (2)
14	TYPE OF REPORTING PERSON HC, OO

(1)	Represents (i) 19,438,920 Common Shares of the Issuer, and (ii) 475,571 Common Shares that would result from the exercise of 475,571 Warrants.
(2)	Based on 83,319,721 Common Shares outstanding, as reported on the Form 10-Q.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON Steven A. Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,914,491 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,914,491
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,914,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (2)
14	TYPE OF REPORTING PERSON HC, IN

(1)	Represents (i) 19,438,920 Common Shares of the Issuer, and (ii) 475,571 Common Shares that would result from the exercise of 475,571 Warrants.
(2)	Based on 83,319,721 Common Shares outstanding, as reported on the Form 10-Q.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON GoldenTree Distressed Master Fund III LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,245,348 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,245,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,245,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents (i) 5,086,101 Common Shares of the Issuer, and (ii) 159,247 Common Shares that would result from the exercise of 159,247 Warrants.
(2)	Based on 83,319,721 Common Shares outstanding, as reported on the Form 10-Q.

CUSIP No. 13057Q305	SCHEDULE 13D	Page 6 of 10

ITEM 1.	Security and Issuer.
This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, $0.01 par value per share (the “Common Shares”), of California Resources Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 27200 Tourney Road, Suite 200, Santa Clarita, California.
ITEM 2.	Identity and Background.
(a) This statement is filed by:
(i) GoldenTree Asset Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the “Advisor”), with respect to Common Shares of the Issuer held in the respective accounts of the Funds and Managed Accounts (each as defined below);
(ii) GoldenTree Asset Management LLC, a Delaware limited liability company (the “General Partner”), with respect to Common Shares of the Issuer held in the respective accounts of the Funds and Managed Accounts;
(iii) Mr. Steven A. Tananbaum (“Mr. Tananbaum”) with respect to Common Shares of the Issuer held in the respective accounts of the Funds and Managed Accounts; and
(iv) GoldenTree Distressed Master Fund III Ltd, a Cayman Islands corporation (“DMF III”), with respect to Common Shares of the Issuer held by DMF III.
The Advisor, the General Partner, Mr. Tananbaum and DMF III are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
(b) The address of the principal business office of each of the Reporting Persons is 300 Park Avenue, 21st Floor, New York, N.Y. 10022.
(c) The principal business of the Advisor is to serve as the investment manager or adviser to DMF III as well as certain other funds and managed accounts of the Advisor (collectively, the “Funds and Managed Accounts”). By virtue of its position as the investment manager or adviser to the Funds and Managed Accounts, the Advisor may be deemed to have voting and investment power over the Common Shares of the Issuer directly held by the Funds and Managed Accounts. The principal business of the General Partner is to serve as the general partner of the Advisor. In addition, as the general partner of the Advisor, the General Partner may be deemed to have voting and investment power over the Common Shares of the Issuer directly held by the Funds and Managed Accounts. The principal business of Mr. Tananbaum is to serve as the managing member of the General Partner. As the managing member of the General Partner, Mr. Tananbaum may be deemed to have voting and investment power over the Common Shares of the Issuer directly held by the Funds and Managed Accounts. The principal business of DMF III is acquiring, holding and disposing of interests in various companies for investment purposes.
(d) None of the Reporting Persons nor any of the Funds and Managed Accounts has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons nor any of the Funds and Managed Accounts has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Citizenship of the Reporting Persons is as follows:
(i) Advisor – Delaware;
(ii) General Partner – Delaware;
(iii) Mr. Tananbaum – United States of America;
(iv) DMF III – Cayman Islands

CUSIP No. 13057Q305	SCHEDULE 13D	Page 7 of 10

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

ITEM 3.	Source and Amount of Funds or Other Consideration.
The disclosure in Item 4 below is incorporated herein by reference.
On July 15, 2020, the Issuer and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”) in order to effectuate the Joint Chapter 11 Plan of Reorganization of California Resources Corporation et al., dated July 24, 2020 (as amended, supplemented or modified, the “Plan”), a copy of which is filed as Exhibit 2.1 to the Issuer’s Form 8-A12B filed with the SEC on October 27, 2020 (the “Form A12B”) . On October 13, 2020, the Bankruptcy Court entered an order confirming the Plan (the “Confirmation Order”), a copy of which was filed as Exhibit 99.1 to the Form 8-A12B. On October 27, 2020 (the Effective Date”), the Company satisfied the conditions specified in the Confirmation Order and the Plan became effective.
Pursuant to the Plan, the Issuer effected a restructuring (the “Restructuring”), pursuant to which, among other things, holders (the “Holders”) of claims (as defined in section 101(5) of the Bankruptcy Code, the “Claims”) or interests (as defined in section 101(16) of the Bankruptcy Code, the “Interests”) in the Issuer and certain of its subsidiaries were permitted to surrender such Claims and Interests for a mixture of newly issued Common Shares and newly issued Warrants. As Holders, the Funds and Managed Accounts surrendered their Claims and Interests for 11,214,008 Common Shares and 428,097 Warrants, collectively. In addition, The Funds and Managed Accounts purchased 6,141,023 Common Shares in a rights offering conducted as part of the Restructuring, and received 2,083,889 Common Shares and 47,474 Warrants in consideration for a backstop fee paid in connection with the rights offering. The following table sets forth the Common Shares and Warrants received by the Funds and Managed Accounts pursuant to the Restructuring.

Fund or Managed Account	Common Shares	Warrants
GOLDENTREE DISTRESSED MASTER FUND III LTD	5,100,738	86,888
Other Funds and Managed Accounts	14,338,182	388,683
Total	19,438,920	475,571

Warrants
Each Warrant distributed as part of the Restructuring will entitle its holder to subscribe for one Common Share at an exercise price of US$36.01 per Common Share. Each Warrant will be exercisable at any time, at the sole discretion of the holder, during a period of four years, beginning on the Effective Date.

ITEM 4.	Purpose of Transaction.
The disclosure in Item 3 above and Item 6 below is incorporated herein by reference.
The Reporting Persons acquired the Common Shares of the Issuer reported in this Schedule 13D for the accounts of the Funds and Managed Accounts for investment purposes.
The Reporting Persons have and may from time to time in the future communicate their views to other shareholders, management, and the board of directors of the Issuer regarding various aspects of the Issuer’s governance, business and management.
The Reporting Persons intend to monitor and review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Shares, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities,

CUSIP No. 13057Q305	SCHEDULE 13D	Page 8 of 10

or derivative or other instruments that are based upon or relate to the value of the Common Shares of the Company (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.
As discussed in Item 6 below, the Funds and Managed Accounts are parties to a Registration Rights Agreement (as defined below) and have requested that the Issuer file a Shelf Registration Statement with respect to the Common Shares beneficially owned by the Reporting Persons.
Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Each of the Reporting Persons intends to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment, including a sale of all or a portion of their equity ownership in the Issuer.
ITEM 5.	Interest in Securities of the Issuer.
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference. Such information is based on 83,319,721 Common Shares outstanding, as reported on the Form 10-Q.
(c) The information in Item 3 and Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the Common Shares of the Issuer effected during the past 60 days by any person named in Item 2 hereof.
(d) The disclosure in Item 2(c) of this Schedule 13D is incorporated by reference herein.
(e) Not applicable.
ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The disclosure in Item 2, Item 3 and Item 4 is incorporated by reference herein.
Registration Rights Agreement
The Funds and Managed Accounts, along with other shareholders of the Issuer, are a party to a registration rights agreement with the Issuer dated as of the Effective Date (the “Registration Rights Agreement”).
Pursuant to the Registration Rights Agreement, among other things, any shareholders of the Issuer who collectively have beneficial ownership of at least 7.5% of the Common Shares issued on or after the Effective Date (such shareholders, the “Required Holders”) have the right to request the Issuer to file with the SEC a shelf registration statement on Form S-1 or, if available, on Form S-3 (each, a “Shelf Registration Statement”) covering the resale of all of the Registrable Securities (as defined in the Registration Rights Agreement) on a delayed or continuous basis. The Issuer is required to file an initial Shelf Registration Statement as soon as reasonably practicable and in any event within 10 days after the Issuer files its Annual Report on Form 10-K for 2020 or the latest date the Issuer would be required to file a Form 10-K applicable to non-accelerated filers, without the delivery of any request from the Required Holders. The Issuer is required to give proper notice of the anticipated filing of such Shelf Registration Statement to all holders of Registrable Securities.
Following the effectiveness of the Shelf Registration Statement, the Required Holders may request to effectuate a shelf takedown off of such shelf by means of an underwritten public offering, provided that the aggregate gross proceeds of such public offering are expected to be at least $50 million. The Issuer is not required to effect more than three underwritten shelf takedowns during any period of 12 consecutive months and is not required to effect an underwritten shelf takedown within 90 days after the pricing of a previous underwritten shelf takedown or Demand Registration (as described below) of which the Required Holders received notice and, if such Required Holders

CUSIP No. 13057Q305	SCHEDULE 13D	Page 9 of 10

elected to sell pursuant to such underwritten shelf takedown or Demand Registration, were able to sell at least 80% of the Registrable Securities requested to be included therein at the time thereof or within 30 days thereafter.
At any time following the Effective Date, or if the Issuer has previously filed a Form S-3 Shelf Registration Statement, beginning 180 days after the Effective Date, the Required Holders may request registration of all or any portion of the Registrable Securities beneficially owned by such Required Holders on Form S-1 or, if available, on Form S-3 (each, a “Demand Registration”). The Issuer is not required to effect a Demand Registration if (i) the Issuer effected a Demand Registration within 180 days preceding the date of a Demand Registration Notice (as defined in the Registration Rights Agreement) and such Required Holders were able to register and sell all of the Registrable Securities requested to be included in such registration either at the time or registration or within 30 days thereafter, (ii) such Demand Registration is not expected to yield aggregate gross proceeds of at least $50 million, (iii) the Registrable Securities requested to be registered are already covered by an existing and effective Registration Statement (as defined in the Registration Rights Agreement) that may be utilized for the offer and sale of these Registrable Securities, or (iv) the number of Demand Registration requests have exceeded three in a 12-month period. If a Demand Registration is an underwritten public offering, the number of Registrable Securities to be included in such Demand Registration will be subject to customary underwriter cutbacks under the Registration Rights Agreement.

In the event the Issuer proposes to file a registration statement or conduct a shelf takedown with respect to a public offering of the Common Shares  (subject to certain exceptions, a “Piggyback Registration”), the Issuer must notify all holders of Registrable Securities of its intention to effect such Piggyback Registration and include in such Piggyback Registration all Registrable Securities requested to be included therein, subject to customary underwriter cutbacks under the Registration Rights Agreements.

If reasonably requested by the Issuer and the managing underwriters in the event of any underwritten public offering, each holder of Registrable Securities agrees to execute a customary lock-up agreement, which will provide for restrictions on transferring the Issuer’s capital stock as specified in the Registration Rights Agreement. Additionally, in connection with any underwritten public offering and upon the reasonable request of the managing underwriters, the Issuer will agree to be subject to customary lock-up provisions and will use reasonable best efforts to cause its executive officers and directors to enter into customary lock-up agreements for such offering.

The Registration Rights Agreement includes customary indemnification provisions.

On November 5, 2020, the Advisor, on behalf of the Funds and Managed Accounts, requested that the Issuer file with the SEC a Shelf Registration Statement covering the resale of all of the Common Shares held by the Funds and Managed Accounts.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, the form of which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons
99.2	Form of Registration Rights Agreement between the Issuer, the Reporting Persons and certain other shareholders identified therein (incorporated by reference to Exhibit 10.1 of the Form 8-A12B).

CUSIP No. 13057Q305	SCHEDULE 13D	Page 10 of 10

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 6, 2020
GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum

GOLDENTREE DISTRESSED MASTER FUND III LTD

By: GoldenTree Asset Management LP, its investment advisor

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Authorized Person